Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2012 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Monday, December 31, 2012 at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	election of Yiftach Atir and Liat Hadad as external directors for a period of three years;

(3)	reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors;

(4)	approval of an increase in our share capital; and

(5)	consideration of our financial statements.

Shareholders of record on November 28, 2012 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 26, 2012

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2012 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual Meeting of Shareholders.  The Meeting will be held on Monday, December 31, 2012 at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	election of Yiftach Atir and Liat Hadad as external directors for a period of three years;

(3)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors;

(4)	approval of an increase in our share capital; and

(5)	consideration of our financial statements.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on November 28, 2012 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail.  However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On November 20, 2012, 8,898,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 20, 2012 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim(3)	885,287	9.9%
_______________
(1)	Based on 8,898,861 Ordinary Shares outstanding on November 20, 2012.
(2)	Based on a Schedule 13D/A filed November 20, 2012.
(3)	Includes 159,429 restricted shares issued under the 2003 Plan.

Item 1 – Election of Directors

Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors. These directors are paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or a committee thereof, and do not receive any annual fee. Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

A brief biography of each nominee is set forth below:

Eric Paneth has served as one of our Directors since January 2000 and formerly served as our Chief Executive Officer from November 2008 to October 2010. Mr. Paneth also served as Chief Executive Officer of Orckit Communications Ltd. since it was co-founded by him and by Mr. Tamir in 1990 until September 2012 and as the Chairman of the Board of Directors of Orckit Communications Ltd. from 1990 to July 2008. He was again appointed as Orckit's Chairman of the Board in October 2012.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and formerly served as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit’s Chairman of the Board from July 2008 to September 2011. Mr. Tamir has served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, since 2001 and as Chief Executive Officer of Orckit-Corrigent Ltd. since May 2007 and as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Required Approval

The election of the external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Election of External Directors

Under the Israeli Companies Law, 5759-1999 (the "Companies Law"), companies like us incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if (i) the person or the person’s relative or affiliate has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation  (as such term is defined in the Companies Law) with the company, any controlling shareholder thereof, or any affiliate thereof, or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In addition, no person can serve as an external director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The initial term of an external director is three years and may be extended for up to two additional three year terms. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee and the compensation committee, which are required to include all the external directors. Yiftach Atir has served as an external director for two terms, and Liat Hadad has served as an external director for one term.  Our external directors are paid cash compensation of NIS 36,250 (approximately $9,200) per year and NIS 1,855 (approximately $470) per meeting, pursuant to applicable regulations under the Companies Law.

A brief biography of each nominee is set forth below:

Yiftach Atir has served as one of our external directors since September 2006. Mr. Atir has been a private consultant since January 2003.  He also served as a director of Radware Ltd. and Aran Research and Development (1982) Ltd.  From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital.  Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994.  Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces.  Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and an M.A in Hebrew literature from Ben Gurion University.

Liat Hadad has served as one of our external directors since September 2009. Ms. Hadad has served as director of business development at Israeli Biomedical Innovations since March 2010. From May 2009 to March 2010, she served as director of business development at McCann Erickson Digital Israel. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad is also a program coordinator at Tzeva, the coordinator of the ORT project as part of a community involvement program. Ms. Hadad has a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.

Required Approval

The election of the external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Yiftach Atir be elected to a three-year term as external director of the Company, effective immediately.

RESOLVED, that Liat Hadad be elected to a three-year term as external director of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Appointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Approval of an Increase in our Share Capital

Our Memorandum and Articles of Association, as currently in effect, authorizes us to issue 16,666,667 Ordinary Shares.  Our Board of Directors recommended that our shareholders approve an amendment to our Memorandum and Articles of Association to increase our authorized share capital to 90,000,000 Ordinary Shares.

The additional Ordinary Shares to be authorized by approval of the proposed amendment would have rights identical to our currently outstanding Ordinary Shares.  Because holders of our Ordinary Shares have no preemptive rights to purchase or subscribe for any unissued Ordinary Shares, the issuance of additional Ordinary Shares would reduce the current shareholders’ percentage ownership interest in the total outstanding Ordinary Shares. An increase in the number of Ordinary Shares outstanding could have an anti-takeover effect in that additional Ordinary Shares could be issued in one or more transactions that could make a change in control or takeover of us more difficult.  If the proposed amendment is approved by our shareholders, it will become effective upon the date of approval.

As of November 20, 2012, there were 8,898,861 Ordinary Shares outstanding. In addition, as of the same date, (i) stock options to acquire 133,334 Ordinary Shares were outstanding and (ii) 4,449,431 Ordinary Shares were reserved for issuance pursuant our shareholder bonus rights plan.

If the proposed amendment is approved by our shareholders, additional Ordinary Shares will be available for general corporate purposes. The Board of Directors believes that the proposed increase in the number of authorized Ordinary Shares is necessary to provide our Company with the flexibility to pursue transactions without added delay and expense.

The additional Ordinary Shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital, including to conduct a rights offering or other public offering, a split or dividend on then outstanding Ordinary Shares or in connection with an employee incentive plan or shareholder bonus rights plan. Any future issuances of authorized Ordinary Shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

Required Approval

Pursuant to our Articles of Association, the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on any of the proposed amendments described above is required for the approval thereof.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article 4 of the Articles of Association of the Company, as amended, and the first sentence of Section 4 of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is 90,000,000 Ordinary Shares of no nominal value.’

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

Item 5 – Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2011 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on April 30, 2012.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

           Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  November 26, 2012